21	INTERIM CONDENSED FINANCIAL STATEMENTS
CONDENSED STATEMENTS OF FINANCIAL POSITION
(Expressed in Canadian dollars)
(Unaudited)
	Note	September 30, 2014	December 31, 2013
Assets
Current assets
Accounts receivable		$2,211,181	$1,042,407
Prepaid expenses		100,622	103,172
		2,311,803	1,145,579

Non-current assets
Reclamation deposits	9	105,535	105,535
Exploration and evaluation assets	7	3,108,790	1,894,497
Property and equipment	8	34,461,472	23,541,568
Deferred tax asset	17	2,387,321	2,387,321
Total assets		$42,374,920	$29,074,500

Liabilities
Current liabilities
Accounts payable and accrued liabilities		$6,161,165	$2,976,486
Bank indebtedness	11	2,200,000	4,500,000
Flow-through premium liability		369,240	369,240
Total current liabilities		8,730,405	7,845,726

Non-current liabilities
Decommissioning obligations	9	1,431,459	1,323,446
		10,161,863	9,169,172

Shareholders’ Equity
Capital stock	12	51,455,767	42,127,674
Share-based payment reserve	12(c)	2,529,675	2,574,789
Warrant reserve	12(d)	83,651	204,479
Deficit		(21,856,037)	(25,001,614)
Total shareholders’ equity		32,213,057	19,905,328
Total liabilities and shareholders’ equity		$42,374,920	$29,074,500
Commitment	(Note 13)

The accompanying notes are an integral part of these interim condensed financial statements.

On Behalf of the Board of Directors

(signed) “Bruce McIntyre”	(signed) “Don Simmons”
Bruce McIntyre, Director	Don Simmons, Director

Hemisphere Energy Corporation | Q3 2014

INTERIM CONDENSED FINANCIAL STATEMENTS	22
CONDENSED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(Expressed in Canadian dollars)
(Unaudited)
		Three Months Ended		Nine Months Ended
			September 30		September 30
	Note	2014	2013	2014	2013
Oil and natural gas revenue		$4,703,496	$3,165,562	$12,066,993	$7,615,092
Royalties		(895,461)	(637,600)	(2,224,479)	(1,334,890)
Net oil and natural gas revenue		3,808,034	2,527,962	9,842,514	6,280,202

Expenses
Production and operating		955,830	557,126	3,101,195	1,919,065
Exploration and evaluation	7	50,249	17,436	91,916	42,105
Depletion and depreciation	8	969,684	752,592	2,335,658	1,947,837
General and administrative	12(c)	972,451	333,352	1,624,771	1,046,570
		2,948,215	1,660,506	7,153,540	4,955,577
Results from operating activities		859,820	867,456	2,688,975	1,324,625
Finance expense	10	(26,589)	(51,326)	(180,454)	(133,040)
Gain on disposition		-	-	2,942	-
Net income and comprehensive
income for the period		$833,231	$816,130	$2,511,462	$1,191,585
Income per share
Basic and diluted	12(e)	$0.01	$0.02	$0.04	$0.02

The accompanying notes are an integral part of these interim condensed financial statements.

Hemisphere Energy Corporation | Q3 2014

23	INTERIM CONDENSED FINANCIAL STATEMENTS
CONDENSED STATEMENTS OF CASH FLOWS
(Expressed in Canadian dollars)
(Unaudited)
	Three Months Ended		Nine Months Ended
		September 30		September 30
	2014	2013	2014	2013
Operating activities
Net income for the period	$833,231	$816,130	$2,511,462	$1,191,585
Items not affecting cash:
Depletion, depreciation and accretion	978,437	754,220	2,361,916	1,952,722
Gain on disposition	-	-	(2,942)	-
Share-based payments	468,174	-	468,174	65,070
Funds flow from operating activities	2,279,842	1,570,350	5,338,610	3,209,376

Changes in non-cash working capital	(13,732)	(335,591)	(225,918)	(394,030)
Cash provided by operating activities	2,266,110	1,234,759	5,112,692	2,815,345
Investing activities
Property and equipment expenditures	(7,574,065)	(744,609)	(12,704,593)	(2,948,082)
Exploration and evaluation expenditures	1,071,415	(1,226,241)	(1,730,564)	(1,428,556)
Proceeds from disposition of equipment	-	-	50,000	-
Reclamation deposits	-	-	-	(5,000)
Changes in non-cash working capital	598,512	1,313,591	2,244,373	(1,264,489)
Cash used in investing activities	(5,904,137)	(657,259)	(12,140,784)	(5,646,127)
Financing activities
Shares issued for cash, net of issue costs	85,050	-	9,328,093	56,029
Proceeds from bank indebtedness	2,200,000	(577,500)	(2,300,000)	2,765,000
Changes in non-cash working capital	-	-	-	9,750
Cash provided by financing activities	2,285,050	(577,500)	7,028,093	2,830,779

Inflow (outflow) of cash	(1,352,977)	-	-	-
Cash, beginning of period	1,352,977	-	-	-
Cash, end of period	$-	$-	$-	$-

Supplemental cash flow information (Note 15)

The accompanying notes are an integral part of these interim condensed financial statements. .

Hemisphere Energy Corporation | Q3 2014

INTERIM CONDENSED FINANCIAL STATEMENTS	24
CONDENSED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Expressed in Canadian dollars)
(Unaudited)
		Number of		Share-based
		common		payment	Warrant
	Note	shares	Capital stock	reserve	reserve	Deficit	Total Equity
Balance, December 31, 2012		53,961,048	$38,805,193	$2,214,325	$183,572	$(21,242,708)	$19,960,382
Non-flow-through share issuance		4,269,450	2,262,808	-	94,079	-	2,356,887
Flow-through share issuance		3,077,000	2,000,050	-	-	-	2,000,050
Share-based payments		-	-	360,464	-	-	360,464
Share issuance costs		-	(571,137)	-	-	-	(571,137)
Premium on issuance of flow- through shares		-	(369,240)	-	-	-	(369,240)
Expiry of warrants		-	-	-	(73,172)	73,172	-
Net loss for the year		-	-	-	-	(3,832,078)	(3,832,078)
Balance, December 31, 2013		61,307,498	$42,127,674	$2,574,789	$204,479	$(25,001,614)	$19,905,328

Balance, December 31, 2013		61,307,498	$42,127,674	$2,574,789	$204,479	$(25,001,614)	$19,905,328
Non-flow-through share issuance	12(b)	13,333,500	10,000,125	-	-	-	10,000,125
Share issuance costs	12(b)	-	(921,007)	-	-	-	(921,007)
Warrant exercise	12(b,d)	37,500	28,125	-	-	-	28,125
Expiry of warrants	12(d)	-	-	(329,194)	(120,828)	450,022	-
Stock option exercise	12(b,c)	690,000	220,850	(184,094)	-	184,094	220,850
Share-based payments		-	-	468,174	-	-	468,174
Net income for the period		-	-	-	-	2,511,462	2,511,462
Balance, September 30, 2014		75,368,498	$51,455,767	$2,529,676	$83,651	$(21,856,037)	$32,213,057

Comparison with nine months ended September 30, 2013

	Number of		Share-based
	common		payment	Warrant
	shares	Capital stock	reserve	reserve	Deficit	Total Equity
Balance, December 31, 2012	53,961,048	$38,805,193	$2,214,325	$183,572	$(21,242,708)	$19,960,382
Share-based payments	-	-	65,070	-	-	65,070
Share issuance	86,900	56,485	-	-	-	56,485
Share issuance costs	-	(456)	-	-	-	(456)
Net income for the period	-	-	-	-	1,191,585	1,191,585
Balance, September 30, 2013	54,047,948	$38,861,222	$2,279,395	$183,572	$(20,051,123)	$21,273,067

The accompanying notes are an integral part of these financial statements.

Hemisphere Energy Corporation | Q3 2014

25	NOTES TO THE INTERIM CONDENSED FINANCIAL STATEMENTS
NOTES TO THE INTERIM CONDENSED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2014 and 2013
(Expressed in Canadian dollars)
(Unaudited)
1.	Reporting Entity

Hemisphere Energy Corporation (the "Company") was incorporated under the laws of British Columbia on March 6, 1978. The Company’s principal business is the acquisition, exploration, development and production of petroleum and natural gas interests. It is a publicly traded company listed on the TSX Venture Exchange under the symbol "HME". The Company’s head office is located at Suite 2000, 1055 West Hastings Street, Vancouver, British Columbia, Canada V6E 2E9.

2.	Basis of Presentation
(a)	Statement of compliance

These unaudited interim condensed financial statements ("Financial Statements") have been prepared in accordance with International Accounting Standard (“IAS”) 34 – Interim Financial Reporting using accounting policies consistent with the International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB"). These Financial Statements do not include all of the information required for full annual financial statements and should be read in conjunction with the Company’s audited annual financial statements for the year ended December 31, 2013.

These Financial Statements were authorized for issuance by the Board of Directors of the Company on November 17, 2014.

(b)	Basis of presentation

These Financial Statements have been prepared on a historical cost basis, except for financial instruments, which are stated at their fair values. In addition, these Financial Statements have been prepared using the accrual basis of accounting, except for cash flow information.

(c)	Functional and presentation currency

These Financial Statements are presented in Canadian dollars, which is the Company’s functional currency.

(d)	Use of estimates and judgments

The preparation of these Financial Statements in conformity with IFRS requires management to make judgments, estimates and assumptions that may affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Hemisphere Energy Corporation | Q3 2014

NOTES TO THE INTERIM CONDENSED FINANCIAL STATEMENTS	26

Following are the accounting policies subject to such judgments and the key sources of estimation uncertainty that the Company believes could have the most significant impact on the reported results and financial position.

Reserves

The estimate of oil and natural gas reserves is integral to the calculation of the amount of depletion charged to the statements of loss and comprehensive loss and is also a key determinant in assessing whether the carrying value of any of the Company’s development and production assets have been impaired. Changes in reported reserves can impact asset carrying values and the decommissioning provision due to changes in expected future cash flows. The Company’s reserves are evaluated and reported on by independent reserve engineers at least annually in accordance with Canadian Securities Administrators’ National Instrument 51-101 Standards of Disclosure of Oil and Gas Activities. Reserve estimation is based on a variety of factors including engineering data, geological and geophysical data, projected future rates of production, commodity pricing and timing of future expenditures, all of which are subject to significant judgment and interpretation.

Carrying value of property and equipment and exploration and evaluation assets

The Company assesses at each reporting date whether there is an indication that an asset or cash-generating unit ("CGU") may be impaired. A CGU is defined as the lowest grouping of assets that generate identifiable cash inflows that are largely independent of cash inflows of other assets or groups of assets. The allocation of assets into CGUs requires significant judgment and interpretation with respect to the way in which management monitors operations. If any indication exists that an asset or CGU may be impaired, the Company estimates the recoverable amount. The recoverable amounts of individual assets and CGUs have been determined based on the higher of value-in-use calculations and fair value less costs to sell. These calculations require the use of estimates and assumptions, such as estimates of proved plus probable reserves, future production rates, oil and natural gas prices, future costs and other relevant assumptions, all of which are subject to change.

A material adjustment to the carrying value of the Company’s property and equipment and exploration and evaluation assets could arise as a result of changes to these estimates and assumptions.

Critical accounting estimates

Decommissioning obligations

Amounts recorded for decommissioning obligations require the use of management’s best estimates of future decommissioning expenditures, expected timing of expenditures and future inflation rates. The estimates are based on internal and third party information and calculations are subject to change over time and may have a material impact on profit and loss or financial position. For more information on the Company’s decommissioning obligations see Note 9.

Hemisphere Energy Corporation | Q3 2014

27	NOTES TO THE INTERIM CONDENSED FINANCIAL STATEMENTS

Share-based payments

The Company measures the cost of its share-based payments to directors, officers, employees and certain consultants by reference to the fair value of the equity instruments using the Black-Scholes option pricing model at the date they are granted. The assumptions used in determining fair value include: expected lives of options, risk-free rates of return and stock price volatility. Changes to assumptions may have a material impact on the amounts presented. For more information on the Company’s share-based payments see Note 12(b).

Income taxes

Related assets and liabilities are recognized for the estimated tax consequences between amounts included in the financial statements and their tax base using substantively enacted future income tax rates. Timing of future revenue streams and future capital spending changes can affect the timing of any temporary differences, and accordingly, affect the amount of the deferred tax asset or liability calculated at a point in time. These differences could materially impact earnings.

3.	Summary of Significant Accounting Policies

These Financial Statements have been prepared in accordance with IFRS and follow the same accounting policies as described in Note 3 of the Company’s audited annual financial statements for the twelve months ended December 31, 2013. There have been no changes to the Company’s accounting policies since these Financial Statements were issued.

4.	Financial Instruments

Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgment, they may be subject to future adjustment. Changes in assumptions can significantly affect estimated fair values. At September 30, 2014, the Company's financial instruments include accounts receivable, reclamation deposits, bank indebtedness, and accounts payable and accrued liabilities.

The fair values of accounts receivable, reclamation deposits, accounts payable and accrued liabilities, and bank indebtedness approximate their carrying values due to the short-term maturity of these financial instruments.

5.	Financial Risk Management

The Company’s activities expose it to a variety of financial risks that arise as a result of its exploration, development, production and financing activities such as credit risk, liquidity risk and market risk. This note presents information about the Company’s exposure to each of these risks. Management sets controls to manage such risks and monitors them on an ongoing basis pertaining to market conditions and the Company’s activities.

Hemisphere Energy Corporation | Q3 2014

NOTES TO THE INTERIM CONDENSED FINANCIAL STATEMENTS	28
(a)	Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its payment obligations. This risk arises principally from the Company’s receivables from joint venture partners and oil and natural gas marketers, and reclamation deposits. The credit risk associated with reclamation deposits is minimized substantially by ensuring this financial asset is placed with major financial institutions with strong investment-grade ratings by a primary ratings agency. The credit risk associated with accounts receivable is mitigated as the Company monitors monthly balances to limit the risk associated with collections. The Company does not anticipate any default. The maximum exposure to credit risk is as follows:

	September 30, 2014	December 31, 2013
Accounts receivable	$2,211,181	$1,042,407
Reclamation deposits	105,535	105,535
	$2,316,716	$1,147,942
(b)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s approach to managing liquidity risk is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when they become due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company.

At September 30, 2014, the Company had net debt of $6,049,362 (December 31, 2013 - $6,330,907), which includes bank indebtedness of $2,200,000 (December 31, 2013 - $4,500,000). The Company funds its operations through production revenue and a demand operating credit facility (Note 11). All of the Company’s financial liabilities have contractual maturities of less than 90 days.

(c)	Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, other prices and interest rates will affect the value of the financial instruments. Market risk is comprised of three types of risk: interest rate risk, foreign currency risk and other price risk.

(i) Interest rate risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. Borrowings under the Company’s credit facilities are subject to variable interest rates. A one percent change in interest rates would not have a material effect on net income (loss) and comprehensive income (loss).

Hemisphere Energy Corporation | Q3 2014

29	NOTES TO THE INTERIM CONDENSED FINANCIAL STATEMENTS
		(ii)	Foreign currency risk

The Company’s functional and reporting currency is Canadian dollars. The Company does not sell or transact in any foreign currency, however commodity prices are largely denominated in United States dollar ("USD"), and as a result the prices that the Company receives are affected by fluctuations in the exchange rates between the USD and the Canadian dollar. The exchange rate effect cannot be quantified, but generally an increase in the value of the Canadian dollar compared to the USD will reduce the prices received by the Company for its crude oil and natural gas sales. The Company did not have any foreign exchange rate swaps or related contracts in place as at the date of this document.

		(iii)	Commodity price risk

Commodity prices for petroleum and natural gas are impacted by global economic events that dictate the levels of supply and demand, as well as the relationship between the Canadian dollar and the USD. Significant changes in commodity prices may materially impact the Company’s ability to raise capital. The Company has not entered into any commodity hedge contracts as at the date of this document.

		(iv)	Other price risk

Other price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or foreign currency risk. The Company is not exposed to significant other price risk.

6.	Capital Management

The Company manages its capital with the following objectives:

(a)

To ensure sufficient financial flexibility to achieve the Company’s ongoing business objectives including the replacement of production, funding of future growth opportunities and pursuit of accretive acquisitions; and

	(b)	To maximize shareholder return through enhancing the Company’s share value.

The Company monitors its capital structure and makes adjustments according to market conditions in an effort to meet its objectives given the current outlook of the Company and industry in general. The capital structure of the Company is composed of shareholders’ equity and the undrawn component of the Company’s credit facilities. The Company may manage its capital structure by issuing new shares, repurchasing outstanding shares, obtaining additional financing from the Company’s credit facilities, issuing new debt instruments or other financial or equity-based instruments, adjusting capital spending or disposing of assets. The capital structure is reviewed on an ongoing basis.

Hemisphere Energy Corporation | Q3 2014

NOTES TO THE INTERIM CONDENSED FINANCIAL STATEMENTS	30

The Company’s capital structure as at September 30, 2014 and December 31, 2013 are as follows:

	September 30, 2014	December 31, 2013
Shareholders’ equity	$32,213,057	$19,905,328
Undrawn component of bank credit facilities	8,300,000	6,000,000
Total capital	$40,513,057	$25,905,328

As at September 30, 2014, the Company had total credit facilities of $10,500,000 (December 31, 2013 - $10,500,000) of which the Company had drawn $2,200,000 (December 31, 2013 - $4,500,000) (Note 11).

7.	Exploration and Evaluation Assets

Exploration and evaluation assets consist of the Company’s exploration projects, which are pending the determination of proved reserves. A transfer from exploration and evaluation assets to property and equipment is made when the well has come on production or the exploration project has been completed. During the nine months ended September 30, 2014, the Company transferred $516,272 (year ended December 31, 2013 - $2,353,078) to property and equipment.

Cost
Balance, December 31, 2012	$3,189,762
Additions	1,173,819
Exploration and evaluation expense	(116,006)
Transfer to property and equipment	(2,353,078)
Balance, December 31, 2013	$1,894,498
Additions	1,822,479
Exploration and evaluation expense	(91,916)
Transfer to property and equipment	(516,272)
Balance, September 30, 2014	$3,108,790
8.	Property and Equipment
	Petroleum and
	Natural Gas	Other Equipment	Total
Cost
Balance, December 31, 2012	$26,428,634	$67,522	$26,496,156
Additions	9,765,198	-	9,765,198
Transfer from exploration and evaluation assets	2,353,078	-	2,353,078
Balance, December 31, 2013	$38,546,910	$67,522	$38,614,432
Additions	12,692,322	46,970	12,739,292
Transfer from exploration and evaluation assets	516,272	-	516,272
Balance, September 30, 2014	$51,755,504	$114,492	$51,869,996
Accumulated Depletion, Depreciation, Amortization and Impairment Losses
Balance, December 31, 2012	$6,293,348	$49,980	$6,343,328
Charge for the year	3,084,441	4,524	3,088,965
Impairment loss	5,640,571	-	5,640,571
Balance, December 31, 2013	$15,018,360	$54,504	$15,072,864
Charge for the period	2,330,657	5,003	2,335,660
Balance, September 30, 2014	$17,349,017	$59,507	$17,408,524
Net Book Value
December 31, 2013	$23,528,550	$13,018	$23,541,568
September 30, 2014	$34,406,487	$54,986	$34,461,472

Hemisphere Energy Corporation | Q3 2014

31	NOTES TO THE INTERIM CONDENSED FINANCIAL STATEMENTS
9.	Decommissioning Obligations

The Company’s decommissioning obligations result from its net ownership interest in petroleum and natural gas assets including well sites and gathering systems. The total decommissioning obligation is estimated based on the Company’s net ownership interest in all wells and facilities, estimated costs to reclaim and abandon these wells and facilities, and the estimated timing of the costs to be incurred in future years.

The Company estimates the total undiscounted amount of cash flows required to settle its decommissioning obligations as at September 30, 2014 is $2,486,800 (December 31, 2013 - $2,246,800). These payments are expected to be made over the next 24 years with the majority of costs to be incurred between 2019 and 2039. The discount factor, being the risk-free rate related to the liability, is 3.09% (December 31, 2013 – 3.09%) . Inflation of 1.10% (December 31, 2013 - 1.10%) has also been factored into the calculation. The Company also has $105,535 (December 31, 2013 - $105,535) in various reclamation bonds for its properties held by the British Columbia Ministry of Energy, Mines and Petroleum Resources.

	September 30 2014	December 31, 2013
Decommissioning obligations, beginning of period	$1,323,446	$467,235
Increase in estimated future obligations	81,755	849,698
Accretion expense	26,258	6,513
Decommissioning obligations, end of period	$1,431,459	$1,323,446
10.	Finance Income and Expenses
	Three Months Ended September 30		Nine Months Ended September 30
	2014	2013	2014	2013
Finance expense:
Interest expense	$14,027	$49,698	$142,888	$128,155
Part XII.6 tax	3,809	-	11,308	-
Accretion expense	8,753	1,628	26,258	4,885
Net finance expenses	$26,589	$51,326	$180,454	$133,040
11.	Bank Indebtedness

The Company has a demand operating credit facility in the amount of $10,500,000 with Alberta Treasury Branches under commitment letter as of September 19, 2013. The facility is secured by a general security agreement and a floating charge on all lands of the Company. The facility bears interest at the bank’s prime rate plus 1.75% as well as a standby charge for any undrawn funds.

Pursuant to the terms of the credit facility, the Company has provided a covenant that at all times its working capital ratio shall not be less than 1.0 to 1.0. The working capital ratio is defined under the terms of the credit facilities as current assets including the undrawn portion of the revolving operating demand line credit facility, to current liabilities, excluding any current bank indebtedness.

At September 30, 2014, the Company has drawn a total of $2,200,000 from the credit facility (December 31, 2013 - $4,500,000).

Hemisphere Energy Corporation | Q3 2014

NOTES TO THE INTERIM CONDENSED FINANCIAL STATEMENTS	32
12.	Capital Stock

	(a)	Authorized

Unlimited number of common shares without par value.

	(b)	Issued and outstanding

As at September 30, 2014, the Company had 75,368,498 common shares issued and outstanding.

On May 14, 2014, the Company closed a bought-deal equity financing consisting of 13,333,500 common shares at a price of $0.75 per common share for aggregate gross proceeds of $10,000,125. In conjunction with the closing of the bought-deal equity financing, the Company paid $700,009 in finders’ fees. The net proceeds of the financing will be used to accelerate the Company’s capital program focused on continuing development of the Atlee Buffalo and Jenner properties, as well as for general corporate purposes and reducing the current indebtedness under the credit facility.

During the nine months ended September 30, 2014, the Company issued 37,500 common shares for the exercise of share purchase warrants at a price of $0.75 each for gross proceeds of $28,125. The Company also issued 690,000 common shares for the exercise of incentive stock options at various exercise prices for gross proceeds of $220,850.

	(c)	Stock options

The Company has a stock option plan in place and is authorized to grant stock options to officers, directors, employees and consultants whereby the aggregate number of shares reserved for issuance may not exceed 10% of the issued shares at the time of grant and 5% of the issued shares to each optionee. Stock options are non-transferable and have a maximum term of five years. Stock options terminate no later than 90 days (30 days for investor-related services) upon termination of employment or employment contract and one year in the case of retirement, death or disability. The grant price may not be less than the last closing price of the Company’s shares and not less than $0.10 per share.

During the nine months ended September 30, 2014, the Company received gross proceeds of $220,850 for the exercise of 690,000 stock options at various exercise prices.

Hemisphere Energy Corporation | Q3 2014

33	NOTES TO THE INTERIM CONDENSED FINANCIAL STATEMENTS

Details of the Company’s stock option activity during the nine months ended September 30, 2014 are as follows:

		Balance				Balance Outstanding
		Outstanding &			Expired/	& Exercisable
Exercise Price	Expiry Date	December 31, 2013	Granted	Exercised	Cancelled	September 30, 2014
$0.27	28-Sep-14	445,000	-	(440,000)	(5,000)	-
$0.25	8-Mar-15	485,000	-	(50,000)	-	435,000
$0.26	30-Sep-15	520,000	-	(30,000)	-	490,000
$0.30	23-Dec-15	425,000	-	(50,000)	-	375,000
$0.30	27-Jan-16	200,000	-	-	-	200,000
$0.38	9-Feb-16	50,000	-	-	-	50,000
$0.40	26-May-16	520,000	-	(45,000)	-	475,000
$0.48	5-Jul-16	50,000	-	-	-	50,000
$0.70	8-Feb-17	1,550,000	-	(50,000)	-	1,500,000
$0.65	24-Apr-17	75,000	-	-	-	75,000
$0.61	5-Jul-17	425,000	-	-	-	425,000
$0.50	8-Mar-18	250,000	-	-	-	250,000
$0.55	6-Jan-19	685,000	-	(25,000)	-	660,000
$0.65	29-Sep-19	-	785,000	-	-	785,000
		5,680,000	785,000	(690,000)	(5,000)	5,770,000
Weighted-average exercise price		$0.48	$0.65	$0.32	$0.27	$0.50

Share-based payments for the three months ended September 30, 2014 were $468,174 which resulted from an issuance of 785,000 stock options to employees, directors and consultants of the Company in the quarter. For the nine months ended September 30, 2014 and 2013, share-based payments were $468,174 and $65,070, respectively. All share-based payments are considered to be part of the Company’s general and administrative expenses.

The fair value of the awarded stock options were determined using the Black-Scholes option pricing model with the following weighted-average assumptions:

	September 30, 2014	September 30, 2013
Expected life (years)	5.00	5.00
Interest rate (%)	1.12	1.25
Volatility (%)	154.15	79.24
Dividend yield (%)	0.00	0.00
Forfeiture rate (%)	0.00	0.00

The weighted-average grant date fair value for stock options granted during the nine months ended September 30, 2014 was $0.65 (September 30, 2013 - $0.50) .

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate.

(d)	Share purchase warrants

On February 19, 2014, the Company received proceeds of $28,125 for the exercise of 37,500 share purchase warrants with an exercise price of $0.75 each.

Hemisphere Energy Corporation | Q3 2014

NOTES TO THE INTERIM CONDENSED FINANCIAL STATEMENTS	34

Details of the Company’s share purchase warrants for the nine months ended September 30, 2014 are as follows:

		Balance Outstanding &				Balance Outstanding
		Exercisable			Expired/	& Exercisable
Exercise Price	Expiry Date	December 31, 2013	Issued	Exercised	Cancelled	September 30, 2014
$0.90	25-Jan-14	43,450	-	-	(43,450)	-
$0.90	25-Jan-14	700	-	-	(700)	-
$0.95	27-Jan-14	6,161,578	-	-	(6,161,578)	-
$0.95	27-Jan-14	86,256	-	-	(86,256)	-
$0.70	27-Jan-14	862,620	-	-	(862,620)	-
$0.75	10-Dec-14	2,091,275	-	(37,500)	-	2,053,775
		9,245,879	-	(37,500)	(7,154,604)	2,053,775
Weighted-average exercise price		$0.88	-	$0.75	$0.92	$0.75

For the nine months ended September 30, 2014, the Company removed $120,828 from the warrant reserve (year ended December 31, 2013 - $73,172) and $329,194 from the share-based payment reserve (year ended December 31, 2013 - $nil) and recorded a corresponding recovery in deficit for all expired warrants in the period.

(e)	Income (loss) per share
	Three Months Ended September 30		Nine Months Ended September 30
	2014	2013	2014	2013
Net income for the period	$833,231	$816,130	$2,511,462	$1,191,585
Weighted-average number of common shares outstanding, basic	75,063,770	54,047,948	68,291,661	54,039,990
Dilutive stock options and share purchase warrants	1,410,516	1,216,121	1,525,782	1,099,164
Weighted-average number of common shares outstanding, fully diluted	76,474,286	55,264,069	69,817,443	55,139,154
Income per share, basic	$0.01	$0.02	$0.04	$0.02
Income per share, fully diluted	$0.01	$0.02	$0.04	$0.02

For the three and nine months ended September 30, 2014, 2,053,775 share purchase warrants were excluded from the fully diluted weighted-average common shares outstanding calculation as their exercise price was higher than the average market price for the period.

13.	Commitment

The Company relocated its head office at the end of May 2014. The Company had a commitment to make monthly rental payments pursuant to the office rental agreement at its previous office location until July 31, 2014. Following the expiration of this agreement, the Company has entered into a rental agreement for its new office location, which expires May 30, 2018. The following table shows the Company’s rental commitment amounts for the next five fiscal years:

	2014	2015	2016	2017	2018
Rental commitment	$46,969	$187,875	$187,875	$187,875	$78,281

Hemisphere Energy Corporation | Q3 2014

35	NOTES TO THE INTERIM CONDENSED FINANCIAL STATEMENTS
14.	Related Party Transactions

For the three and nine months ended September 30, 2014, the Company paid fees of $10,000 and $30,000, respectively, to a director of the Company. These fees were charged for services provided by the Chairman of the Company’s Board of Directors.

Remuneration of key executive personnel, consisting of the Company’s officers and Chairman, were awarded as follows for the three and nine months ended September 30, 2014 and 2013:

	Three Months Ended September 30		Nine Months Ended September 30
	2014	2013	2014	2013
Short-term benefits	$169,167	$145,000	$484,167	$435,000
Share-based payments	$328,020	$-	$328,020	$-

No long-term benefits were paid to related parties.

15.	Supplemental Cash Flow Information
	Three Months Ended September 30		Nine Months Ended September 30
	2014	2013	2014	2013
Provided by (used in):
Accounts receivable	$(1,078,409)	$(134,886)	$(1,168,773)	$(28,560)
Prepaid expenses	(12,471)	1,670	2,550	39,879
Accounts payable and accrued liabilities	1,675,662	1,112,216	3,184,678	(1,660,087)
Total changes in non-cash working capital	$584,782	$978,000	$2,018,455	$(1,648,768)
Provided by (used in):
Operating activities	$(13,732)	$(335,591)	$(225,918)	$(394,030)
Investing activities	598,512	1,313,591	2,244,373	(1,264,489)
Financing activities	-	-	-	9,750
Total changes in non-cash working capital	$584,782	$978,000	$2,018,455	$(1,648,768)
16.	Subsequent Events

On October 7, 2014, the Company appointed Mr. Richard Wyman to Hemisphere’s Board of Directors. In conjunction with his appointment, the Company granted Mr. Wyman 200,000 incentive stock options at an exercise price of $0.61 each.

The Company completed its five well fall drilling program in 2014, consisting of four horizontal development wells in Atlee Buffalo and one vertical exploratory well in Jenner.

17.	Income Taxes

Effective April 1, 2013, the British Columbia provincial tax increased from 10% to 11% and the Canadian federal corporate tax rate remained unchanged at 15%. The overall increase in tax rates has resulted in an increase in the Company’s statutory tax rate from 25.00% to 25.75% .

The reconciliation of income tax computed at the statutory tax rate of 25.75% (ten months ended December 31, 2012 – 25.0%; year ended February 29, 2012 – 26.5%) to income tax (recovery) expense is:

Hemisphere Energy Corporation | Q3 2014

NOTES TO THE INTERIM CONDENSED FINANCIAL STATEMENTS	36
	Year Ended	Ten Months Ended
	December 31, 2013	December 31, 2012
Income (loss) before income taxes	$(5,307,312)	$543,818
Statutory income tax rate	25.75%	25.0%
Expected income tax expense (recovery)	(1,366,633)	135,955
Non-deductible items	94,497	74,299
Over (under) provided in prior periods	26,036	-
Temporary differences of property and equipment and evaluation and exploration assets	(176,391)	272,203
Effect of change in tax rate	(52,743)	-
Recognized tax benefits	-	-
Deferred tax expense (recovery)	$(1,475,234)	$482,457

The tax affected items that give rise to significant portions of the deferred tax asset at December 31, 2013 and 2012 are presented below:

	December 31, 2013	December 31, 2012
Deferred tax assets
Non-capital losses	$1,839,139	$1,133,375
Exploration and evaluation assets	4,801,435	3,795,028
Share issue costs	241,943	183,126
Other	348,705	146,658
	7,231,222	5,258,187
Deferred income tax liability Property and equipment	(4,843,901)	(4,346,100)
	$2,387,321	$912,087

The Company has begun recognizing its deferred tax assets since the year ended February 29, 2012, as it is probable that future taxable profits will be available.

The Company does not have any remaining unrecognized deductible temporary differences and unused tax losses for which no deferred tax assets are recognized.

As at December 31, 2013, the Company has non-capital losses of approximately $7,074,000 that may be applied to reduce future Canadian taxable income, expiring as follows:

Available to
2014	$502,000
2025	547,000
2026	341,000
2027	216,000
2028	312,000
2029	323,000
2030	557,000
2031	623,000
2032	1,113,000
2033	2,540,000
$7,074,000

Hemisphere Energy Corporation | Q3 2014